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11023425

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 3 2011
DIVISION OF MARKET REGULATION

SECURITIES AND EXCHANGE COMMISSION

OMB APPROVAL
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SEC FILE NUMBER
8- 50093

ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pacific American Securities LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard + Associates Inc

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PACIFIC AMERICAN SECURITIES, LLC
Computation of Net Capital Aggregate Indebtedness

June 2011

EQUITY - END OF PERIOD	$808,109
Less Non Allowable Assets:	
Furniture & Fixtures (net)	$0
Equipment (net)	($2,660)
Prepaid Expenses	($18,922)
Purchased Accounts - YCM & Organization Costs (net)	($415,455)
Other	($218,314)
Petty Cash	($600)
Total Non Allowable Assets:	($655,951)
Tenative Net Capital:	**$152,159**
Less:	
Haircuts on Money Market (Ckg & Inv Acct) 2%	$0
Haircuts on Investment Securities 15%, Options 50%	$0
Haircuts on Positions 15% on lesser of positions over 25%	$0
Haircuts on Undue Concentration (add 15% on the excess concentration amount)	$0
Haircuts on Debt Securities @ 5%	$0
NET CAPITAL	**$152,159**
TOTAL LIABILITIES	$198,580
AGGREGATE INDEBTEDNESS	$198,580
Net Capital Requirement = No Markets are Being Made	$5,000
120% of Net Capital Required	$6,000
Minimum Net Capital Required 1/15 of Aggregate Indebtedness	$13,239
Aggregate Indebtedness to Net Capital	1.31
120% of Required Net Capital	$15,886